                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board approves first half 2007 results

Telecom Italia Group revenues in-line, margins better than 2007 targets

Consolidated net profit in line with previous year (+4 million euro)

TELECOM ITALIA GROUP

REVENUES: 15,470 MILLION EUROS (UP 0.9% COMPARED WITH THE FIRST HALF OF 2006); + 0.2% ORGANIC GROWTH (UP 1.7% NET OF CONTRACT CHANGES RELATING TO NON-GEOGRAPHICAL NUMBERS; ANNUAL GROWTH TARGET BETWEEN 1.0% AND 2.0%)

EBITDA: 6,294 MILLION EUROS (-3.4% COMPARED WITH FIRST HALF 2006); ORGANIC VARIATION -2.8%

ORGANIC EBITDA MARGIN EQUAL TO 41.6% (-1.3pp COMPARED WITH FIRST HALF 2006, ANNUAL TARGET BETWEEN -2.5pp AND -2.0pp)

EBIT: 3,449 MILLION EUROS (-9.3% COMPARED WITH FIRST HALF 2006); ORGANIC VARIATION -5.4%

ORGANIC EBIT MARGIN 23.1% (-1.4pp COMPARED WITH FIRST HALF 2006, ANNUAL TARGET BETWEEN -3.0pp AND -2.5pp)

NET PROFIT: 1,500 MILLION EUROS; +0.3% COMPARED WITH THE SAME PERIOD IN 2006 (1,496 MILLION EUROS)

NET FINANCIAL DEBT AT 30 JUNE 2007 WAS 39,175 MILLION EUROS (UP 1,874 MILLION EURO FROM 31 DECEMBER 2006) THANKS TO CASH FLOW FROM OPERATIONS OF 1,625 MILLION EUROS, PARTIALLY OFFSETTING CASH OUT FOR THE AOL ACQUISITION (669 MILLION EUROS) AND DIVIDEND PAYOUT (2,830 MILLION EUROS)

THE NET FINANCIAL POSITION ON JUNE 30 DOES NOT YET INCLUDE EQUITY DISPOSALS (OGER, SOLPART, CAPITALIA) WORTH MORE THAN 870 MILLION EUROS

The accounts of the Telecom Italia Group for the first half of 2007 and associated comparable periods were prepared in application of the international accounting standards issued by the Internal Accounting Standards Board and approved by the European Union (“IFRS”).

This press release also contains alternative performance indicators not contemplated under IFRS standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the appendix.

Milan, September 7, 2007 – The Telecom Italia Board of Directors, chaired by Pasquale Pistorio, today examined and approved the company accounts for the first half of 2007.

TELECOM ITALIA GROUP

The consolidation area of the Telecom Italia Group as at 30 June 2007 differs from 30 June 2006 and 31 December 2006 as follows:

-

Inclusion: AOL Internet operations in Germany (consolidated from 1 March 2007);

-

Exclusions: Digitel Venezuela (sold in May 2006), previously stated as discontinued or soon-to-be discontinued operations, Ruf Gestion (sold in March 2006), Eustema (sold in April 2006), Telecom Italia Learning Services (sold in July 2006) and other minor businesses.

Telecom Italia confirms the revenues and organic margin figures stated in the 24 July preliminary report, while the 20 million euro penalty issued by the Italian Competition Authority on 3 August generated a corresponding provision resulting in reductions of the same amount in EBITDA and EBIT.

First-half 2007 revenues rose by 0.9% to 15,470 million euros, compared with a first half 2006 figure of 15,335 million euros. Excluding the effects of exchange rate fluctuations (-40 million euros) and changes to the scope of consolidation (+149 million euros), organic growth was equal to 0.2% (+26 million euros). In compliance with AGCOM Italian Communications Regulatory Authority resolution no. 417/06/CONS, from 1 January 2007 Telecom Italia only provides billing services for customer calls to other carriers' non-geographical numbers, and is therefore no longer liable for the insolvency risk associated with these receivables. Since that date, interconnection revenues and associated costs have no longer taken into account the traffic generated by such calls, which in the first half of 2006 totaled 230 million euros and were entered onto the Fixed Line Domestic unit accounts (along with the entry of a corresponding figure as costs). Excluding this item, organic growth was equal to 1.7%. Moreover, compared with the same period in 2006, revenues for the first half of 2007 have been impacted since March 2007 by the application of the so-called “Bersani Decree” (-163 million euros), by the effects of changes to termination rates that came into force in the second half of 2006 (-95 million euros), and by self-regulation of international roaming tariffs in compliance with European Commission rulings (-20 million euro). Compared with the first half of the preceding year, these changes (including the non-geographical numbering modifications) had a total value of 508 million euro.

The main drivers of organic growth in the first half of 2007 were increases in the voice services and VAS services of the Brazil Mobile BU (+620 million euros), a significant additional 114 million euro contribution from the European Broadband BU spurred by customer portfolio growth in France and Germany, and additional revenues from the Media BU, driven by advertising revenue growth and higher revenues from Digital Terrestrial operations.

Revenues breakdown by activities:

(millions of euro)	Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other activities	Adjustment and eliminations	Consolidated total

1st Half 2007	12.182	695	2.322	125	192	109	(155)	15.470
1st Half 2006	12.877	427	1.722	98	212	124	(125)	15.335

EBITDA (operating result before depreciation and amortization, capital gains/losses and write-backs/write-downs of non-current activities) amounted to 6,294 million euros, 3.4% lower than for the first half of 2006 (-224 million euros). The EBITDA margin for the first half of 2007 was equal to 40.7% (42.5% for the first half of 2006). Excluding the effects of exchange-rate fluctuations and changes to the consolidation area, the organic difference in Ebitda amounted to -2.8% (-186 million euros):

The organic EBITDA margin amounted to 41.6% (down 1.3pp on the figure of 42.9% registered for the first half of 2006; this is an improvement on the annual target of -2.5pp to -2.0pp versus 41.5% for FY 2006).

It should be noted that the above-mentioned changes had a negative impact on EBITDA of 191 million euros (163 million euros from the Bersani Decree, 28 million euros from fixed-line/mobile termination rates).

EBIT (operating result) amounted to 3,449 million euros, down 352 million euros compared with the first half of 2006 (-9.3%). The organic difference in EBIT was -204 million euros, or -5.4%, as follows:

The EBIT margin was down from 24.8% for the first half of 2006 to 22.3% for the first half of 2007.

The organic EBIT margin was 23.1% (down 1.4% on the figure of 24.5% registered for the first half of 2006; this is an improvement on the annual target of -3.0% to -2.5% on the FY 2006 figure of 24.0%).

The net consolidated result for the first half of 2007 amounted to 1,500 million euros (1,502 million euros prior to minority interests). This corresponds to 0.3% growth compared with the first half of 2006 (1,492 million euros). The above mentioned Ebit reduction was more than offset, in particular, by lower financial charges of 111 million euros (which include the bringing to market value of the call options on 50% of Sofora, a positive 93 million euros) and to lower taxation on income of 287 million euros.

Industrial investment in the first half of 2007 amounted to 2,474 million euros, 258 million euros more than in the corresponding period last year. This was mainly due to greater investment in the development of domestic telecommunications (+102 million euros), European Broadband (+24 million euros) and Brazilian Mobile (+78 million euros).

Net financial debt at 30 June 2007 amounted to 39,175 million euros (37,301 million euros at year-end 2006). Notwithstanding the 1,625 million euros generated by cash flow from operations since year-end 2006, debt increased as a result of the AOL acquisition (669 million euros) and dividend payouts (2,830 million euros). It should be noted that this net financial debt figure does not yet benefit from the sale of equity stakes (Oger, Solpart,

Capitalia) worth over 870 million euros which took place after 30 June 2007 (details at the end of the press release in “Events Occurring after June 30, 2007”).

Compared with 31 March 2007 (37,182 million euros), net financial debt increased by 1,993 million euros essentially due to dividend payments.

At 30 June 2007, the Group employed 83,812 people, compared with the year-end 2006 figure of 83,209. The 1,101-person rise was mainly due to the AOL acquisition.

BUSINESS UNIT RESULTS

On January 22, 2007, Telecom Italia announced a new corporate structure to respond to major changes in technology, the marketplace and the regulatory environment. The new structure provides greater operational flexibility while facilitating the company’s strategic orientation towards business area convergence (fixed-line and mobile communications, broadband internet and media content).

For organizational and accounting purposes, the new structure divides the company into the following categories:

-

Domestic

-

European Broadband

-

Brazil Mobile

-

Media

-

Olivetti

-

Other operations

Specifically:

•

The “Domestic” Business Unit is responsible for fixed-line and mobile telecommunications operations managed by Telecom Italia S.p.A. and by the Telecom Italia Sparkle Group, along with associated support operations;

•

The “European Broadband” Business Unit covers broadband services in France, Germany and Holland;

•

The “Brazil Mobile”, “Media” and “Olivetti” Business Units remain effectively as they were;

•

“Other operations” consists of finance enterprises, foreign operations not included under other business units (such as Entel Bolivia), and other minor enterprises not strictly involved in Telecom Italia Group core business.

Telecom Italia Media’s results for the first half of 2007 were reported in the press release distributed on 6 September 2005, following approval by the Board.

DOMESTIC

Revenues of 12,182 million euros decreased by 5.4% (-695 million euros) compared with the first half of 2006. On an organic basis, the decrease amounted to 5.3% (-679 million euros). Excluding changes relating to non-geographical numbers, the figure drops to -3.6%, compared with an annual target of -3.5% to -2.5%.

As noted earlier, performance was impacted by the introduction of the so-called “Bersani Decree” in March 2007, by reductions in fixed-line/mobile termination rates, and by self-regulation of international roaming traffic prices (in compliance with European Commission rulings). Taken together, these developments (including the non-geographical numbers effect) would have reduced revenues for the first half of the preceding year by 508 million euros.

Fixed-Line Telecommunications

Fixed-line telecommunications revenues amounted to 7,983 million euros, a reduction of 7.2% (-616 million euros) compared with the first half of 2006. The organic difference in revenues amounted to -4.4% excluding exchange rate fluctuations, changes to the scope of consolidation, the impact of new accounting practices introduced in relation to non-geographical numbers.

Retail Voice

Retail Voice revenues amounted to 4,285 million euros. Excluding the effect of the above-mentioned changes to non-geographical numbers, the 8.1% reduction compared with the first half of 2006 reflects a reduction in traffic and rates (reduced termination tariffs) for fixed-line/mobile calls, a migration of fixed-line market traffic towards mobile telephony, and competitive price pressure, particularly in the Top Clients segment.

Internet

Internet unit revenues amounted to 716 million euros. Excluding the effect of the above-mentioned changes relating to non-geographical numbers, this figure registered 6.5% growth (up 44 million euros) compared with the first half of 2006. Broadband revenues continued to register strong growth, up 10.0% (+61 million euros) compared with the same period in 2006.

Telecom Italia’s overall domestic market broadband access customer portfolio grew to 7.3 million customers at 30 June 2007, of whom 6.1 million are retail customers.

The unit continues to implement a traffic- and value-focused strategy. Flat-rate offerings accounted for 58% of the entire Alice Consumer customer portfolio; the VoIP customer portfolio registered strong growth to 924,000, corresponding to 15.2% of all retail broadband access lines.

Data Business

Data Business revenues amounted to 841 million euros, an overall 5.5% decrease (49 million euros) compared with the first half of 2006, all of which was registered during the first quarter of 2007. This was the result of increasing competitive pressure in the corporate clients market, and of a public sector contract price review. Leased lines and traditional data transmission services bore the brunt of this reduction. ICT services, however, continued to register dynamic growth, up 14.5% compared with the first half of 2006 (up 40 million euros).

Wholesale

Revenues from wholesale services amounted to 1,950 million euros, an overall increase of 1.4% (+27 million euros) compared with the first half of 2006.

Revenues from domestic wholesale services grew by 15.6% compared with the first half of 2006 to 1,164 million euros (+157 million euros). Revenues from international wholesale services amounted to 786 million euros, down 14.2% (-130 million euros) compared with the first half of 2006.

Mobile Telecommunications

Revenues for the first half of 2007 amounted to 4,916 million euros, down 1.3%, while revenues from services were down -0.4%. Results were impacted by the negative effects of the so-called “Bersani Decree”, by changes to fixed-line/mobile termination rates, and by self-regulation of international roaming tariffs in compliance with European Commission rulings. These regulatory developments apart, overall domestic mobile revenues would have registered growth of 3.8%, and revenues from services alone would have risen 5.1%.

The first half of 2007 saw strong growth (+15.5%) in revenues from value-added services (VAS), which increased to 916 million euros (+123 million euros compared with the first half of 2006, of which +78 million euros in the second quarter). Revenues were boosted by ongoing innovation in the interactive services portfolio. VAS revenues accounted for 19.9% of revenues from services (compared with 17.2% for the first half of 2006). “Voice” revenues of 3,462 million euros decreased for outbound calls (-2.2%) and inbound calls (-7.8%). Revenues from the sale of handsets decreased 12.8% to 321 million euros (-47 million euros compared with the first half of 2006).

At 30 June 2007, Telecom Italia supplied 34.3 million mobile lines, of which 5.1 million (15.0% of total customers) using UMTS technology. The grand total rose by 1.9 million compared with year-end 2006, corresponding to a market share of 40.3%.

Domestic business unit EBITDA (operating resulting before amortization and depreciation, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to 5,619 million euros, down 9.5% (-591 million euros) compared with the first half of 2006. The EBITDA margin was 46.1% (48.2% for the first half of 2006). Compared with 2006, the result was strongly impacted by the above-mentioned changes to the regulatory environment introduced under the “Bersani Decree” (corresponding to 191 million euros), changes in the revenue mix, and increasing competitive pressure in Italy which is having an effect both on price and on sales costs.

The organic difference in EBITDA compared with the first half of 2006 was -8.4% (-526 million euros):

The organic EBITDA margin was 47.2% (down 1.6pp on the figure of 48.8% registered for the first half of 2006, and in line with the 2007 target of between -2.0pp and -1.5pp).

Domestic business unit EBIT (operating result) was 3,456 million euros, down 14.4% (-581 million euros) compared with the first half of 2006. The EBIT margin was 28.4% (31.4% for the first half of 2006). The organic difference in EBIT was -10.2% (-405 million euros) compared with the first half of 2006:

The organic EBITDA margin was 29.4% (31.0% in the first half of 2006).

Industrial investment amounted to 1,895 million euros (+102 million euros compared with the same period in 2006). Industrial investment was equal to 15.6% of revenues (13.9% in the first half of 2006). Higher investment reflects the Group’s ongoing commitment to modernizing its network, technology and services.

On 30 June 2007, the headcount stood at 65,880, down by 955 from 31 December 2006.

EUROPEAN BROADBAND

European Broadband business unit revenues (France, Germany and Holland) grew by 62.8% to 695 million euros (+268 million euros) compared with the first half of 2006. Organic growth on an equal consolidation area basis amounted to 114 million euros (+19.6%). The broadband access portfolio stands at 3.2 million, most of which are dual or triple play customers.

EBITDA (operating result before depreciation and amortization, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to 88 million euros, an increase of 74 million euros (+528.6%) compared with the first half of 2006, and equal to 12.7% of revenues (3.3% for the first half of 2006). Organic growth amounted to +164.7% (+56 million euros) compared with the first half of 2006:

EBIT came in at -52 million euros, a 26 million euro improvement (up 33.3%) compared with the first half of 2006. Organic EBIT improved by 11 million euros (+18.0%) compared with the first half of 2006:

Industrial investment amounted to 252 million euros, a rise of 24 million euros compared with the same period in 2006.

On 30 June 2007, the headcount stood at 4,455, an increase of 1,389 from 31 December 2006. This was mainly as a consequence of the acquisition of AOL (1,101 employees).

MOBILE BRAZIL

(Average euro/real exchange rate: 0.36779)

As of June 30, 2007, the Brazilian market provided a total of 106.7 million lines (56.4% population penetration), compared with 99.9 million lines at year-end 2006 (53.2% penetration). The TIM Brasil Group has continued to consolidate its position as no.2 player on the market, totaling 27.5 million lines and holding a 25.8% market share.

TIM Brasil Group consolidated revenues for the first half of 2007 amounted to 6,313 million reais, a rise of 35.9% compared with the first half of 2006. Revenues from services rose 40.8%, boosted by strong growth in voice and value added services. Revenue growth excluding regulatory changes in 2006 (abolition of the “Bill and Keep” rule) was equivalent to 18.1% (+20.2% if solely considering service revenues).

Consolidated EBITDA (operating result before depreciation and amortization, capital gains/losses, and write-backs/write-downs of non-current activities) for the first half of 2007 amounted to 1,591 million reais, a rise of 66.8% (up 637 million reais compared with the first half of 2006).

The EBITDA margin corresponded to 25.2%, up 4.7 percentage points compared with the same period last year. Organic EBITDA growth compared with the same period in 2006 corresponded to 62.7%:

First half 2007 consolidated EBIT (operating result) was positive for 189 million reais (compared with -210 million reais for the first half of 2006). The 399 million reais improvement compared with first half 2006 was achieved despite higher depreciation and amortization (up from 1,164 million reais in 2006 to 1,399 million reais in 2007), principally as a result of investment in network infrastructure and IT systems, along with customer acquisition costs.

Organic EBIT for the first half of 2007 was up by 376 million reais compared with the same period in 2006:

Industrial investment amounted to 737 million reais (520 million reais for the first half of 2006), up 217 million reais in part as a result of investments to expand the customer base (158 million reais).

On 30 June 2007, the headcount stood at 9,661, an increase of 130 from 31 December 2006.

OLIVETTI

Revenues amounted to 192 million euros, down 20 million euros compared with the first half of 2006 (-9.4%). Excluding exchange rate variations, changes to the consolidation area and the consideration received for the sale of research activities, the organic difference was -20 million euros (-9.4%).

EBITDA (operating result before depreciation and amortization, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to -17 million euros, a 9 million euro improvement on the same period in 2006, principally as a result of last year's re-conversion and rationalization drives.

The organic variation, a positive 3 million euro, is as follows:

EBIT (operating result) amounted to -24 million euros, an 11 million euro improvement compared with the same period in 2006.

The organic variation, a positive 4 million euros, is as follows:

Industrial investment amounted to 5 million euros, in line with the same period in 2006.

ON 30 June 2007, the headcount stood at 1,335, a decrease of 73 from 31 December 2006.

EVENTS OCCURRING AFTER JUNE 30, 2007

On 3 July 2007, the disposal of TIM International’s 10.36% stake in Oger Telecom to Saudi Oger was completed for a total price of USD$477 million.

With the issuing of an “indemnity letter”, Saudi Oger also committed to substitute Telecom Italia in its undertaking to payout/guarantee a subordinated loan to Avea I.H.A.S. for a value of USD$150 million (111 million euros). The operations mentioned above will reduce Telecom Italia Group financial net debt by 462 million euros and have a positive impact on the income statement of 86 million euros.

Agreement was reached on 18 July 2007 for the sale by Brasilco S.r.l. – a company held in trust by Credit Suisse with Telecom Italia International NV’s as sole beneficiary – of its 38% stake in Solpart Partecipaçoes S.A., for USD$515 million. At current exchange rates, the transaction will reduce Telecom Italia Group’s net debt by 354 million euros, and have a 195 million euro positive impact on Group net income.

In July, August and September 2007, Telecom Italia sold 7,488,669 Capitalia shares with a consequent reduction of financial debt of 55 million euros and a positive impact of group net profit of 27 million euros.

In August 2007, the expiration date for an 8 billion euro revolving credit facility was extended from August 2012 to August 2014.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investor_relation

TELECOM ITALIA GROUP

1st HALF 2007

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition of the Telecom Italia Group for the six-month periods ended June 30, 2007 and 2006. These measures are also presented in the Report on Operations included in the periodic reports (annual financial statements, first half and quarterly reports). However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING INCOME
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount  and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

TELECOM ITALIA GROUP

The Statements of Income and the Balance Sheets as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Report on Operations included in  the “First Half 2007 Report” and are unaudited. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated Financial Statements for the period ended June 30, 2007.

In addition, the Statements of Cash Flows of the Telecom Italia Group, herewith presented, are those included in the Telecom Italia Consolidated Financial Statements for six-month period ended June 30, 2007.

Please note that the audit work by our independent auditors on the Telecom Italia Consolidated Financial Statements for six-month period ended June 30, 2007 has not yet been completed.

CONSOLIDATED STATEMENTS OF INCOME

(millions of euro)	1st Half 2007 (a)	1st Half 2006 (b)	Change (a-b)	Change %
Revenues	15,470	15,335	135	0.9
Other income	165	311	(146)	(46.9)
Total operating revenues and other income	**15,635**	**15,646**	**(11)**	**(0.1)**
Purchases of materials and external services	(6,886)	(6,769)	(117)	1.7
Personnel costs	(1,925)	(1,992)	67	(3.4)
Other operating expenses	(832)	(666)	(166)	24.9
Changes in inventories	21	69	(48)	(69.6)
Capitalized internal construction costs	281	230	51	22.2
OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS (EBITDA)	6,294	6,518	(224)	(3.4)
Depreciation and amortization	(2,853)	(2,843)	(10)	0.4
Gains (losses) on disposals of non-current assets (1)	8	152	(144)	(94.7)
Impairment reversals (losses) on non-current assets	-	(26)	26	-
OPERATING INCOME (EBIT)	3,449	3,801	(352)	(9.3)
Share of profits (losses) of associates and joint ventures accounted for using the equity method	58	25	33	132.0
Financial income	1,243	1,649	(406)	(24.6)
Financial expenses	(2,226)	(2,743)	517	(18.8)
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	2,524	2,732	(208)	(7.6)
Income taxes	(1,018)	(1,305)	287	(22.0)
NET INCOME FROM CONTINUING OPERATIONS	1,506	1,427	79	5.5
Net income from discontinued operations/assets held for sale	(4)	46	(50)	°
NET INCOME FOR THE PERIOD	1,502	1,473	29	2.0
of which:				
· **Net income attributable to equity holders of the Parent**	**1,500**	**1,496**	**4**	**0.3**
· Net income (loss) attributable to Minority Interests	2	(23)	25	°

(1) Excludes capital gains/losses realized on disposals of investments classified as discontinued operations/assets held for sale and investments other than in subsidiaries.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euro)	1 st Half 2007	1 st Half 2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income from continuing operations	1,506	1,427
Adjustments to reconcile net income from continuing operations to cash flows generated by (used in) operating activities		
Depreciation and amortization	2,853	2,843
Impairment (reversals) losses of non-current assets (including investments)	(103)	33
Net change in deferred tax assets and liabilities	925	904
Net (gains) losses realized on disposals of non-current assets (including investments)	(9)	(262)
Share of (profits) losses of associates and joint ventures accounted for using the equity method	(58)	(25)
Change in employee severance indemnities and other employee-related provisions	(32)	(11)
Change in other operating assets/liabilities:		
Change in inventories	(26)	(69)
Change in trade receivables and net receivables on construction contracts	(491)	(510)
Change in trade payables	(244)	(826)
Net change in miscellaneous receivables/payables and other assets/liabilities	(66)	(276)
CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)	**4,255**	**3,228**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisitions of intangible assets on an accrual basis	*(1,046)*	*(885)*
Acquisitions of tangible assets on an accrual basis	*(1,428)*	*(1,331)*
Total acquisitions of intangible and tangible assets on an accrual basis	(2,474)	(2,216)
Change in amounts due to fixed asset suppliers	*(270)*	*(433)*
Total acquisitions of intangible and tangible assets on a cash basis	(2,744)	(2,649)
Acquisitions of investments in subsidiaries and businesses, net of cash acquired (I)	(669)	-
Acquisitions of other investments	-	(1)
Change in financial receivables and other financial assets	573	582
Proceeds from sale of investments in subsidiaries, net of cash disposed of (II)	1	100
Proceeds from sale/repayment of intangible, tangible and other non-current assets (II)	41	516
CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)	**(2,798)**	**(1,452)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in current financial liabilities and other liabilities	(415)	(627)
Proceeds from non-current financial liabilities (including current portion)	1,456	2,812
Repayments of non-current financial liabilities (including current portion)	(3,231)	(8,302)
Proceeds from equity instruments	-	2
Dividends paid (distribution of reserves included)	(2,830)	(2,994)
CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)	**(5,020)**	**(9,109)**
CASH FLOWS GENERATED BY (USED IN) DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	**-**	**(13)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(3,563)**	**(7,346)**
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (F)	**6,960**	**9,958**
Net effect of foreign currency translation on net cash and cash equivalents (G)	21	1
NET CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (H=E+F+G)	**3,418**	**2,613**

ADDITIONAL CASH FLOW INFORMATION:

(millions of euro)	1 st Half 2007	1 st Half 2006
Income taxes (paid) received	(67)	(269)
Interest expense paid	(2,230)	(1,928)
Interest income received	805	449
Dividends received	13	27

(I) Net of change in payables following the related acquisition.

(II) Net of change in receivables following the related disposal.

CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		6/30/2007	12/31/2006	Change
		(a)	(b)	(a-b)
Non-current financial liabilities (*):				
Financial payables		34,688	37,391	(2,703)
Finance lease liabilities		1,834	1,847	(13)
Non-current liabilities for hedging derivatives		1,693	1,451	242
Other financial liabilities		1	114	(113)
	(1)	38,216	40,803	(2,587)
Less:				
Non-current financial receivables for lessors' net investments		*(261)*	*(229)*	*(32)*
Non-current assets for hedging derivatives		*(298)*	*(243)*	*(55)*
		(559)	*(472)*	*(87)*
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	**(A)**	**37,657**	**40,331**	**(2,674)**
Current financial liabilities (*):				
Financial payables		5,353	5,143	210
Finance lease liabilities		254	269	(15)
Current liabilities for hedging and non-hedging derivatives		259	231	28
Other financial liabilities		120	10	110
	(2)	5,986	5,653	333
Less:				
Current financial receivables for lessors' net investments		*(137)*	*(148)*	*11*
Current assets for hedging derivatives		*(172)*	*(207)*	*35*
		(309)	*(355)*	*46*
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**5,677**	**5,298**	**379**
Financial liabilities relating to discontinued operations/assets held for sale	**(C) (3)**	-	-	-
TOTAL GROSS FINANCIAL DEBT (*)	**(D=A+B+C)**	**43,334**	**45,629**	**(2,295)**
Current financial assets (*):				
Securities		(265)	(812)	547
Financial receivables and other current financial assets		(399)	(433)	34
Cash and cash equivalents		(3,664)	(7,219)	3,555
	(4)	(4,328)	(8,464)	4,136
Less:				
Current financial receivables for lessors' net investments		*137*	*148*	*(11)*
Current assets for hedging derivatives		*172*	*207*	*(35)*
		309	*355*	*(46)*
	(E)	**(4,019)**	**(8,109)**	**4,090**
Financial assets relating to discontinued operations/assets held for sale	**(F) (5)**	-	-	-
TOTAL CURRENT FINANCIAL ASSETS (*)	**(G=E+F)**	**(4,019)**	**(8,109)**	**4,090**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(H=D+G)**	**39,315**	**37,520**	**1,795**
Non-current financial assets (*):				
Securities other than investments		(10)	(12)	2
Financial receivables and other non-current financial assets		(689)	(679)	(10)
	(6)	(699)	(691)	(8)
Less:				
Non-current financial receivables for lessors' net investments		261	229	32
Non-current assets for hedging derivatives		298	243	55
		559	472	87
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	**(I)**	(140)	(219)	79
NET FINANCIAL DEBT	**(L=H+I)**	39,175	37,301	1,874
COMPOSITION OF THE NET FINANCIAL DEBT:				
Total gross financial debt:				
Non-current financial liabilities	(1)	38,216	40,803	(2,587)
Current financial liabilities	(2) + (3)	5,986	5,653	333
		44,202	**46,456**	**(2,254)**
Total gross financial assets:				
Non-current financial assets	(6)	(699)	(691)	(8)
Current financial assets	(4) + (5)	(4,328)	(8,464)	4,136
		(5,027)	**(9,155)**	**4,128**
		39,175	37,301	1,874

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In June 2007, new bonds were issued pursuant to Telecom Italia’s Euro Medium Term Note Programme, as follows:

•

850 millions of euro maturing on June 2010;

•

400 millions of euro maturing on June 2016.

In the first half year the following expired bonds were regularly repaid:

•

1,250 millions of euro in February by Telecom Italia S.p.A.;

•

1,720 millions of euro in April by Telecom Italia Finance S.A. (the original amount was 1,750 millions of euro, subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation of 30 millions of euro).

The total reimbursement amount, net of the Group’s debt buy-back, for the bonds expiring in the following 18 months as of June 30, 2007, issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals approximately 3,649 millions of euro, with the following details:

•

1,659 millions of euro, expiring on January 24, 2008;

•

  750 millions of euro, expiring on June 9, 2008;

•

  500 millions of euro, expiring on September 14, 2008;

•

  740 millions of euro, expiring on November 15, 2008.

Furthermore, we underline that 1,000 millions of euro related to the bank facility (Term Loan) expiring in 2010 (for a total amount of 3,000 millions of euro) were partially early repaid before maturity in July 2007 by using the high level of liquidity available drawing from the new bond issues, too.

Bonds issued by companies of the Group to third parties do not contain either financial covenants or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

It should be underscored that all of the contracts for loans, other than bond issues, granted directly by the European Investment Bank (EIB), which are recorded in the financial statements at June 30, 2007 for 1,771 millions of euro (1,760 millions of euro, nominal amount), are covered by bank guarantees for the full and exact amount of the company’s economic obligations (with the exception of a single loan for 350 millions of euro). These guarantees have been issued by banks that have credit ratings of not less than “A-” assigned by Standard & Poor’s or an equivalent level assigned by other agencies. The loan contracts contain negative pledge clauses, that is limitations regarding activities of the company which could influence its ability to produce profits and therefore meet the commitments undertaken, yet leaving ample operating possibilities in line with international contract best practice.

Moreover, the major bank loans carried by the subsidiaries in Brazil provide for personal and real guarantees, financial covenants (i.e. obligations of the company to respect certain financial indexes), negative pledge clauses and other covenants.

The existing committed credit line as of June 30, 2007, composed of the Revolving Credit Facility, amounts to 8 billions of euro expiring in August 2012, drawn for 1.5 billions of euro. We point out that in August 2007 the expiration date of the Revolving Credit Facility of 8 billions of euro has been extended for two years until August 2014.

Moreover, at June 30, 2007, the total unused and available committed credit lines (revolving and bilateral) amount to 6,550 millions of euro.

It should be stressed that Telecom Italia’s syndicated bank lines (Revolving Credit Facility maturing on 2014 and Term Loan maturing on 2010) do not contain financial covenants for non-compliance which require the repayment of the existing loan. They do provide for the normal negative pledge clauses (within the limits of operating requirements). These credit lines are subject, only with regard to the interest margin, to variations in the ratings which would pertain to the credit risk of the company, on the basis of a pre-set grid.

The above mentioned syndicated bank lines (as well as a contract of export credit agreement for the nominal amount of 150 millions of euro on June 30, 2007) consider the case where a subject, other than the current relative majority shareholder or other permitted acquiring shareholders, acquire control of Telecom Italia individually or jointly; in that case, a thirty-day period is established during which the parties shall negotiate the terms to continue the relationship.

Finally, we point out that on June 30, 2007, none of the covenants, negative pledges or other clauses regarding the above described debt positions have been breached or violated in any way.

The effect of non recurring events and transactions on the single items of the Statement of Income of the Telecom Italia Group is set below as required by the Consob Communication DEM/6064293 dated July 28, 2006

(millions of euro)	1st Half 2007 (a)	1st Half 2006 (b)	Change (a – b)
Purchases of materials and external services, Other operating expenses:
Corporate reorganization costs	-	(9)	9
Industrial reconversion costs	-	(5)	5
Provision for risk regarding Antitrust fine	(20)	-	(20)
IMPACT ON EBITDA	(20)	(14)	(6)

Gains (losses) realized on disposals of non-current assets:
Gains on sale of properties	10	123	(113)
Gain on sale of Ruf Gestion	-	27	(27)
Impairment reversals (losses) on non-current assets:
Writedown of the investment in Telecom Italia Learning Services	-	(25)	25
IMPACT ON EBIT	(10)	111	(121)

Financial income (expenses):
Release of AVEA I.H.A.S. provisions	-	17	(17)
Gain on sale of Neuf Télécom	-	110	(110)
Other gains	1	-	1
IMPACT ON INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	(9)	238	(247)

Income taxes	(2)	(43)	41
Discontinued operations	(4)	31	(35)

IMPACT ON NET INCOME FOR THE PERIOD	(15)	226	241

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 7th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager